SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

ESSENDANT INC.

(Name of Subject Company)

ESSENDANT INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

296689102

(CUSIP Number of Class of Securities)

Brendan J. McKeough

Senior Vice President, General Counsel and Secretary

Essendant Inc.

One Parkway North Blvd.

Suite 100

Deerfield, Illinois 60015

(847) 627-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles W. Mulaney, Jr., Esq.

Richard C. Witzel, Jr., Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

(312) 407-0700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Essendant Inc., a Delaware corporation (“Essendant”), with the Securities and Exchange Commission on September 24, 2018, relating to the offer by Egg Merger Sub Inc. (a Delaware corporation and a direct wholly owned subsidiary of Egg Parent Inc., a Delaware corporation, and an affiliate of Staples, Inc., a Delaware corporation) to purchase all of the outstanding shares of Essendant’s common stock, par value $0.10 per share, at a purchase price of $12.80 per share, net to the seller in cash, without interest, subject to any deduction or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection titled “Background and Reasons for the Company Board’s Recommendation—Background of the Offer” the disclosure set forth below:

“On October 1, 2018, the Company received a letter and draft complaint from legal counsel on behalf of GPC. The draft complaint, which is captioned for filing in the Court of Chancery of the State of Delaware, alleges that the Company breached the GPC Merger Agreement by, among other things, purportedly (i) soliciting and facilitating the Staples proposal; (ii) misrepresenting the Company’s interest in alternative merger partners; and (iii) entering into a confidentiality agreement with Staples that, in GPC’s view, is materially more permissive than the confidentiality agreement between the Company and GPC. The draft complaint seeks specific performance of the GPC Merger Agreement, an order preliminarily and permanently enjoining the Contemplated Transactions, compensatory and punitive damages, pre-judgment and post-judgment interest, and reimbursement of costs and expenses incurred by GPC, including reasonable attorneys’ fees. In the letter, legal counsel, on behalf of GPC, has threatened to file the draft complaint if the Company does not fully compensate GPC for its alleged losses. The Company believes that the allegations in the draft complaint are without merit.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(L)	Form of Letter sent to Essendant Inc. Customers, dated October 2, 2018.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ESSENDANT INC.

By:	/s/ Brendan McKeough
Name:	Brendan McKeough
Title:	Senior Vice President, General Counsel and Secretary

Date: October 2, 2018